UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2015

Results for the nine-month period and quarter ended on September 30th, 2015

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the nine-month period and quarter ended on September 30th, 2015.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, as well as natural gas transportation and production, announces the results for the nine-month period and quarter ended on September 30, 2015:

Consolidated sales revenues of AR$5,362.9 million[1] for the nine-month period ended on September 30, 2015, 18.1% higher than the AR$4,542.7 million for the same period of 2014, primarily explained by increases of 21.5% (AR$336.9 million) in generation, 5.9% (AR$163.0 million) in distribution and 125.5% (AR$350.6 million) in the holding and others segment.

Adjusted consolidated EBITDA[2] of AR$2,823.4 million for the nine-month period ended on September 30, 2015, compared to a AR$45.1 million loss for the same period of 2014, mainly due to increases of 19.0% (AR$121.7 million) in generation, 6.2% (AR$15.4 million) in transmission, AR$2,389.6 million in distribution and 228.8% (AR$341.7 million) in holding and others segment.

Consolidated profit of AR$1,540.7 million during the nine-month period ended on September 30, 2015, of which a profit of AR$1,003.3 million is attributable to the owners of the Company, compared to AR$15.2 million attributable to the owners of the Company in the same period of 2014, explained by reported profits of AR$328.4 million in generation, AR$45.4 million in transmission[1], AR$290.5 million in distribution and AR$339.0 million in the holding and others segment.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Gustavo Mariani
Co-CEO

Mariano Batistella
Planning and Investor Relations Officer

Lida Wang
Chief of Investor Relations

Tel +54 (11) 4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ir

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

Main Results for the Third Quarter of 20153:

Consolidated sales revenues of AR$1,905.3 million for the quarter ended on September 30, 2015, 17.5% higher than the AR$1,621.3 million for the same period of 2014, mainly explained by increases of 14.1% (AR$73.1 million) in generation, 4.8% (AR$48.2 million) in distribution and 145.2% (AR$173.9 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$1,130.0 million, compared to AR$72.3 million loss for the same period of 2014, mainly due to increases of 43.6% (AR$27.4 million) in transmission, AR$1,021.4 million in distribution and 246.3% (AR$157.2 million) in holding and others, partially offset by a decrease of 1.9% (AR$3.6 million) in generation.

Consolidated profit of AR$175.6 million, of which AR$40.3 million are attributable to the owners of the Company, compared to AR$95.6 million attributable to the owners of the Company in the same period of 2014, explained by profits of AR$70.3 million in generation, AR$16.8 million in transmission and AR$35.6 million in distribution, partially offset by a loss of AR$82.5 million in the holding and others segment.

3 The financial information presented in this document for the quarters ended on September 30, 2015 and of 2014 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30, 2015 and of 2014, and the six-month periods ended on June 30, 2015 and of 2014.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	2

1.     Relevant Events

1.1 |  Bond Notes Issuance by Central Térmica Loma de la Lata (‘CTLL’)

On October 5, 2015, under the Bond Notes Program up to an amount of US$350 million and as a productive investment computable within the subsection k framework, CTLL issued series A Bond Notes for AR$282.4 million. Bonds will mature bullet 36 months from its issuance date accruing interests at Badlar rate, paid quarterly.

On November 11, 2015, CTLL priced to later issue under the same program on November 13, 2015, series E bond Notes for AR$575.2 million, maturing bullet 60 months from its issuance date accruing interests at Badlar rate, paid quarterly.

The use of proceeds will be destined to projects for increasing generation installed capacity. In particular, series A will partially finance the 120 MW installed capacity expansion committed under the Agreement to Increase Thermal Generation Availability. It is estimated that the commissioning of gas turbine for 105 MW will take place in January 2016, while the installation of the engines for 15 MW is currently at the engineering and feasibility stage, estimating its implementation by the third quarter of 2016.

1.2 |  Loan Settlement with Transportadora de Gas del Sur (‘TGS’)

On October 7, 2015, in compliance with the condition of the loan granted by TGS to Pampa Energía on October 6, 2011, it was considered settled for a total amount of US$34.5 million, including interests.

As a consideration for said settlement, Pampa Energía fully and unconditionally transferred to TGS the rights and obligations from the arbitration proceedings initiated by Enron Creditors Recovery Corporation and Ponderosa Assets LLP against the Argentine Republic before the International Centre for Settlement of Investment Disputes (‘ICSID’), a World Bank’s entity.

1.3 |  Addendas to the Renewal Agreement for Transener and Transba

On September 17, 2015, Transener and Transba signed with the National Electricity Regulatory Agency (‘ENRE’) and the Secretariat of Energy (‘SE’) the corresponding addendas to the Renewal Agreement.

The parties agreed for the current fiscal year the financial needs and an investment plan for AR$431.9 million and AR$186.6 million for Transener and Transba, respectively. Moreover, SE and ENRE established that additional non-reimbursable resources will be granted to both companies destined for capital expenditures.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 9.30.15	As of 12.31.14
ASSETS
Participation in joint businesses	256.9	226.9
Participation in associates	131.5	133.2
Property, plant and equipment	12,712.4	9,218.1
Intangible assets	850.3	872.4
Biological assets	1.9	1.9
Financial assets with a results changing fair value	1,233.4	963.0
Deferred tax assets	98.5	93.7
Trade receivable and other credits	1,134.4	954.8
Total non-current assets	16,419.3	12,464.0

Biological assets	0.1	0.2
Inventories	200.1	135.6
Financial assets with a results changing fair value	2,565.1	1,028.6
Financial Derivatives	1.7	-
Trade receivable and other credits	4,447.2	2,896.8
Cash and cash equivalents	312.6	335.2
Total current assets	7,526.8	4,396.4

Total assets	23,946.0	16,860.4

	As of 9.30.15	As of 12.31.14
EQUITY
Share capital	1,314.3	1,314.3
Share premium	344.5	343.0
Statutory reserve	51.5	14.3
Voluntary reserve	977.8	271.8
Director's options reserve	266.1	266.1
Retained earnings	1,003.3	743.2
Other comprehensive result	(32.0)	(32.2)
Equity attributable to owners of the parent	3,925.4	2,920.4

Non-controlling interests	1,146.7	633.4

Total equity	5,072.1	3,553.8

LIABILITIES
Accounts payable and other liabilities	2,565.6	1,909.4
Borrowings	5,134.7	3,731.3
Deferred revenues	133.8	109.1
Salaries and social security payable	81.4	62.9
Defined benefit plan obligations	231.2	196.6
Deferred tax liabilities	552.7	470.6
Tax payable	386.9	274.7
Provisions	213.3	119.5
Total non-current liabilities	9,299.6	6,873.9

Accounts payable and other liabilities	6,376.3	4,536.5
Borrowings	1,422.4	839.3
Deferred income	0.8	0.8
Salaries and social security payable	800.2	725.3
Defined benefit plan obligations	44.7	26.8
Tax payable	837.2	231.9
Financial derivatives	33.1	47.9
Provisions	59.6	24.2
Total current liabilities	9,574.3	6,432.6

Total liabilities	18,873.9	13,306.6

Total liabilities and equity	23,946.0	16,860.4

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2.2 |  Consolidated Income Statements (AR$ Million)

	Nine-Month period		3rd Quarter

	2015	2014	2015	2014
Sales revenue	5,362.9	4,542.7	1,905.3	1,621.3
Cost of sales	(5,211.3)	(4,388.2)	(1,871.7)	(1,574.3)
Gross profit	151.6	154.4	33.6	47.0
Selling expenses	(675.8)	(503.9)	(256.2)	(188.2)
Administrative expenses	(809.8)	(590.7)	(286.8)	(223.9)
Other operating income	330.1	171.1	127.9	56.3
Other operating expenses	(420.5)	(249.9)	(195.8)	(82.5)
Recovery of property, plant and equipment impairment	25.3	88.4	25.3	88.4
Results for participation in joint businesses	45.6	7.8	16.9	10.5
Results for participation in associates	(1.7)	(0.3)	(9.1)	1.7
Operating income before higher cost recognition and SE Res. No. 32/15	(1,355.3)	(923.2)	(544.3)	(290.8)
Income Recognition on account of the RTI – SE Res. No. 32/15	3,809.7	-	1,421.1	-
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	735.5	-	-
Operating income	2,641.0	(187.6)	876.8	(290.8)
Financial income	206.1	252.2	77.2	58.2
Financial costs	(696.7)	(841.7)	(403.7)	(283.2)
Other financial results	176.0	226.1	(176.4)	428.1
Financial results, net	(314.5)	(363.3)	(503.0)	203.1
Profit before tax	2,326.5	(551.0)	373.8	(87.7)
Income tax and minimum expected profit tax	(785.8)	(31.5)	(198.3)	(99.5)
Net income for the period	1,540.7	(582.5)	175.6	(187.3)

Attributable to:
Owners of the Company	1,003.3	15.2	40.3	95.6
Non-controlling interests	537.4	(597.7)	135.3	(282.9)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	0.7634	0.0116	0.0306	0.0727
Diluted income per share	0.6375	0.0105	0.0254	0.0631

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3.     Summary of Operations

3.1 |  Generation Segment

	Hydroelectric			Thermal			Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Nine-Month Period
Sales 9M15 (GWh)	300	233	2,009	1,343	119	2,268	6,272
Market Share	0.3%	0.2%	2.0%	1.3%	0.1%	2.2%	6.2%
Sales 9M15 (GWh)	300	233	2,009	1,807	119	2,269	6,738

Net Generation 9M14 (GWh)	281	187	2,799	1,071	87	2,325	6,750
Variation Net Generation 9M15 - 9M14	+6.5%	+24.3%	-28.2%	+25.4%	+37.6%	-2.5%	-7.1%
Sales 9M14 (GWh)	311	215	2,879	1,517	87	2,377	7,385

Average Price 9M15 (AR$ / MWh)	179.7	183.6	380.4	323.5	653.2	150.8	276.9
Average Gross Margin 9M15 (AR$ / MWh)	7.5	(25.8)	331.1	91.6	n.d.	53.6	142.4
Average Gross Margin 9M14 (AR$ / MWh)	6.7	(38.3)	200.5	82.1	n.d.	43.7	109.2

Third Quarter
Net Generation Q3 15 (GWh)	94	56	343	334	24	632	1,483
Market Share	0.3%	0.2%	1.0%	1.0%	0.1%	1.8%	4.3%
Sales Q3 15 (GWh)	94	56	343	473	24	633	1,623

Net Generation Q3 14 (GWh)	99	45	890	307	21	736	2,098
Variation Net Generation Q3 15 vs. Q3 14	-4.7%	+24.1%	-61.4%	+8.6%	+15.5%	-14.1%	-29.3%
Sales Q3 14 (GWh)	105	50	895	447	21	745	2,263

Average Price Q3 15 (AR$ / MWh)	193.9	230.2	707.9	386.7	653.2	157.1	356.6
Average Gross Margin Q3 15 (AR$ / MWh)	(6.0)	(112.2)	612.5	105.7	n.d.	31.4	169.9
Average Gross Margin Q3 14 (AR$ / MWh)	10.2	(158.4)	220.2	103.5	n.d.	34.7	116.9

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s gross margin considers results for CTP.

The electricity generation for the third quarter of 2015 was 29.3% lower than for same period of 2014, mainly as a result of a lower gas supply by CAMMESA and programmed maintenances at CTLL and CPB in a lesser extent (-651 GWh). Moreover, HINISA had a lesser dispatch due to a lower water input (-5 GWh).

These decreases were partially offset by a higher gas provision at CTG and CTP (+30 GWh) and a greater dispatch in HIDISA (+11 GWh) due to higher water inputs, irrigation flow and pump activity.

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3.2 |  Distribution Segment

							Variation
Type of Customer	2015			2014			% GWh % Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Nine-Month Period
Residential	7,404	44%	2,459,128	7,003	44%	2,435,001	+5.7%	+1.0%
Commercial	2,784	16%	357,845	2,539	16%	348,458	+9.6%	+2.7%
Industrial	2,747	16%	6,659	2,525	16%	6,497	+8.8%	+2.5%
Wheeling System	3,150	19%	707	3,133	19%	710	+0.6%	-0.4%
Others
Public Lighting	537	3%	22	530	3%	22	+1.3%	-
Shantytowns and Others	338	2%	407	335	2%	400	+0.7%	+1.8%
Total	16,959	100	2,824,768	16,065	100%	2,791,088	+5.6%	+1.2%

Third Quarter
Residential	2,694	45%	2,459,128	2,501	45%	2,435,001	+7.7%	+1.0%
Commercial	928	16%	357,845	841	15%	348,458	+10.4%	+2.7%
Industrial	924	16%	6,659	869	16%	6,497	+6.3%	+2.5%
Wheeling System	1,049	18%	707	1,022	18%	710	+2.7%	-0.4%
Others
Public Lighting	191	3%	22	188	3%	22	+1.4%	-
Shantytowns and Others	137	2%	407	136	2%	400	+0.7%	+1.8%
Total	5,922	100%	2,824,768	5,557	100%	2,791,088	+6.6%	+1.2%

The electricity sold in GWh during the third quarter of 2015 increased by 6.6% compared to the same period of 2014. Moreover, the number of clients of Edenor rose by 1.2%.

3.3 |  Holding and Others Segment

Oil & Gas Production	Oil(m3/d)				Gas ('000m3/d)				Total
	Ysur	Petrobras	YPF	Total	Ysur	Petrobras	YPF	Senillosa
Nine-Month Period
9M15	6.2	4.9	12.7	23.8	68.6	372.1	848.9	14.6	1,304.2
9M14	10.1	3.7	2.3	16.1	97.0	367.2	242.2	-	706.3
Variation 9M15 - 9M14	-38.6%	+33.0%	+462.9%	+48.5%	-29.2%	+1.3	+250.5%	n.a.	+84.6%

Third Quarter
3T15	5.5	5.7	20.9	32.2	65.7	374.5	1,326.7	17.8	1,784.7
3T14	9.3	4.5	2.3	16.1	92.9	372.5	242.2	-	707.5
Variation 3T15 - 3T14	-40.4%	+28.3%	+824.1%	+100.5%	-29.3%	+0.6	+447.8%	n.a.	+152.3%

Note: Production amounts are adjusted by Petrolera Pampa’s ownership in each Agreements.

The oil and gas production during the third quarter of 2015 increased by 100.5% and 152.3%, respectively, compared to the same period of 2014, mainly due to Petrolera Pampa’s association with YPF.

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4.     Analysis of the Third Quarter 2015 Results Compared to the Same Period of 2014

Consolidated sales revenues of AR$1,905.3 million for the quarter ended on September 30, 2015, 17.5% higher than the AR$1,621.3 million for the same period of 2014, mainly explained by increases of 14.1% (AR$73.1 million) in generation, 4.8% (AR$48.2 million) in distribution and 145.2% (AR$173.9 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$1,130.0 million, compared to AR$72.3 million loss for the same period of 2014, mainly due to increases of 43.6% (AR$27.4 million) in transmission, AR$1,021.4 million in distribution and 246.3% (AR$157.2 million) in holding and others, partially offset by a decrease of 1.9% (AR$3.6 million) in generation.

Consolidated profit of AR$175.6 million, of which AR$40.3 million are attributable to the owners of the Company, compared to AR$95.6 million attributable to the owners of the Company in the same period of 2014, explained by profits of AR$70.3 million in generation, AR$16.8 million in transmission and AR$35.6 million in distribution, partially offset by a loss of AR$82.5 million in the holding and others segment.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	9M15	9M14	Q3 15	Q3 14
Consolidated operating income	2,641.0	(187.6)	876.8	(290.8)
Consolidated depreciations and amortizations	476.5	333.7	178.5	128.6
Consolidated EBITDA under IFRS standards	3,117.6	146.0	1,055.3	(162.2)

Adjustments from generation segment:
CTLL's collection from insurance compensation	-	(0.1)	-	-
Tax Recovery on Gross Income	-	(37.9)	-	-
Recovery of property, plant and equipment impairment	(25.3)	(88.4)	(25.3)	(88.4)
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	79.5	115.4	18.4	18.4
Consolidation effects from participation in joint businesses	138.3	125.1	54.9	34.0
Operating result from transmission segment	126.2	54.8	60.5	20.1
Depreciations and amortizations from transmission segment	33.7	32.3	11.3	10.8
Results for Fourth Line Project	23.9	45.7	-	13.6
Results for participation in joint businesses	(45.4)	(7.7)	(16.8)	(10.5)
Adjustments from distribution segment:
PUREE penalty system	25.6	352.2	-	127.5
Delay charges	34.6	32.5	10.7	11.6
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	(186.6)	(735.5)	-	-
Decrease on loans for higher salary costs/Reporting Adjustment - SE Res. No. 32/15	(447.4)	-	-	-
Adjustments from holding and others segment:
Executive Compensation Agreement	85.4	45.2	6.8	(11.4)
Results for participation in associates	1.7	0.3	9.1	(1.7)

Consolidated adjusted EBITDA	2,823.4	(45.1)	1,130.0	(72.3)

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4.1 |  Analysis of Generation Segment

	Nine-Month Period			3rd Quarter
Generation Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	1,902.2	1,565.3	+21.5%	589.6	516.5	+14.1%
Cost of sales	(1,006.5)	(841.4)	+19.6%	(334.6)	(283.2)	+18.1%
Gross profit	895.7	723.8	+23.7%	255.0	233.3	+9.3%
Selling expenses	(15.6)	(11.1)	+40.3%	(5.2)	(4.4)	+18.4%
Administrative expenses	(193.9)	(136.2)	+42.4%	(75.7)	(51.3)	+47.7%
Other operating income	15.4	63.9	-75.8%	2.8	5.4	-48.5%
Other operating expenses	(53.0)	(61.4)	-13.6%	(21.6)	(26.3)	-18.0%
Recovery of property, plant and equipment impairment	25.3	88.4	-71.4%	25.3	88.4	-71.4%
Operating income	673.9	667.5	+1.0%	180.6	245.2	-26.4%
Finance income	185.8	101.3	+83.4%	67.2	33.2	+102.4%
Finance costs	(246.8)	(199.1)	+24.0%	(80.7)	(69.6)	+15.9%
Other financial results	(110.5)	(244.7)	-54.8%	(51.9)	21.0	NA
Profit before tax	502.4	325.0	+54.6%	115.2	229.8	-49.9%
Income tax and minimum expected profit tax	(145.0)	(36.1)	NA	(37.8)	(65.7)	-42.4%
Net income for the period	357.4	288.9	+23.7%	77.3	164.1	-52.9%
Attributable to:
Owners of the Company	328.4	275.8	+19.1%	70.3	162.0	-56.6%
Non-controlling interests	29.0	13.1	+122.0%	7.0	2.1	+234.8%

Adjusted EBITDA	762.4	640.7	+19.0%	187.8	191.5	-1.9%

•         During the third quarter of 2015, the gross margin from our generation segment recorded a gross profit of AR$255.0 million, 9.3% higher than the same period of 2014, mainly due to the updated higher remuneration scheme by the application of SE Resolution No. 482/15 and the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts, partially offset by a lower total energy dispatch (-615 GWh).

•         Net operating costs increased 50.7% compared to the same period in 2014, mainly due to larger gas consumptions and a higher gas price in pesos as a result of the variation in the nominal exchange rate, as well as a higher operating and labor costs.

•         The operating income in the third quarter 2015 includes an impairment recovery for AR$25.3 million corresponding to the MAN engines, which was recorded in 2008, compared to a AR$88.4 million impairment reversal in CPB in the same period of 2014.

•         Net financial results losses increased by AR$50.0 million compared to Q3 14, recording a loss of AR$65.4 million, mainly due to losses from the holding of financial instruments and interest accrual from financial liabilities, partially offset by minor losses from net exchange rate differences.

•         The adjusted EBITDA decreased 1.9% compared to the same period in 2014, mainly due to a higher operating cost and a lower electricity dispatch, partially offset by the updated higher remuneration from SE Resolution No. 482/15 and the nominal FX variation which impacts our Energía Plus and SE Resolution No. 220/07 power supply contracts. The adjusted EBITDA does not include any impairment recovery.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	9

4.2 |  Analysis of Transmission Segment

	Nine-Month Period			3rd Quarter
Transmission Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	671.2	489.6	+37.1%	259.2	177.7	+45.9%
Cost of sales	(452.1)	(360.0)	+25.6%	(166.6)	(132.3)	+25.9%
Gross profit	219.1	129.6	+69.1%	92.6	45.4	+104.0%
Administrative expenses	(84.1)	(64.3)	+30.8%	(29.8)	(25.0)	+19.2%
Other operating income	1.1	2.5	-55.3%	0.9	2.5	-63.9%
Other operating expenses	(10.0)	(13.5)	-26.1%	(3.3)	(2.9)	+13.9%
Operating income	126.2	54.3	+132.2%	60.5	20.1	+201.2%
Finance income	120.2	165.3	-27.3%	29.7	53.3	-44.4%
Finance costs	(44.6)	(44.3)	+0.6%	(15.0)	(16.7)	-9.7%
Other financial results	(55.1)	(130.5)	-57.8%	(21.1)	(21.1)	-0.1%
Profit before tax	146.7	44.9	+227.0%	54.0	35.6	+51.7%
Income tax and minimum expected profit tax	(53.1)	(25.4)	+108.9%	(19.5)	(13.5)	+44.5%
Net income for continuing operations	93.6	19.5	NA	34.4	22.1	+56.2%
Adjustment for non-controlling participation in joint businesses	(48.2)	(11.8)	NA	(17.6)	(11.6)	+51.9%
Net income for the period	45.4	7.7	NA	16.8	10.5	+60.9%
Attributable to:
Owners of the Company	45.4	7.7	NA	16.8	10.5	+60.9%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	263.2	247.8	+6.2%	90.2	62.8	+43.6%

•         The third quarter of 2015 includes sales of AR$151.9 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$111.4 million in the same period of 2014.

•         The operating profit of our transmission segment increased by 201.2% (AR$40.4 million) compared to the third quarter of 2014, mainly due to a greater income from the Renewal Agreement and a higher non-regulated income from the application of Res. ENRE N° 272/15, by which the Fourth Line operation and maintenance remuneration was determined as of December 2014 (AR$12.3). These increases were partially offset by a raise in labor costs.

•         The profit from net financial results decreased by AR$22.0 million compared to Q3 14 mainly because of lower accrual of interests in Q3 15, which correspond to the application of the Instrumental and Renewal Agreements, for an amount of AR$13.1 million compared to AR$31.2 million accrued during the same period of 2014.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$18.4 million for both third quarters of 2015 and 2014. It is noteworthy that as from January 1, 2015 Transener stopped recording recurring financial income on the Fourth Line’s retroactive canon (AR$13.6 million in the Q3 14), being its operation and maintenance remuneration recorded as income.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.3 |  Analysis of Distribution Segment

	Nine-Month Period			3rd Quarter
Distribution Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	2,911.2	2,748.2	+5.9%	1,043.2	995.0	+4.8%
Cost of sales	(3,889.1)	(3,466.0)	+12.2%	(1,355.2)	(1,235.5)	+9.7%
Gross profit	(977.9)	(717.8)	+36.2%	(312.0)	(240.5)	+29.8%
Selling expenses	(601.5)	(461.7)	+30.3%	(234.8)	(181.4)	+29.4%
Administrative expenses	(483.6)	(340.7)	+41.9%	(174.3)	(131.9)	+32.1%
Other operating income	52.4	32.4	+61.5%	7.8	15.8	-50.8%
Other operating expenses	(319.4)	(163.4)	+95.5%	(162.8)	(54.6)	+197.9%
Results for participation in joint businesses	0.0	0.0	-75.2%	0.0	0.0	+100.0%
Operating income before higher cost recognition and SE Res. No. 32/15	(2,330.0)	(1,651.2)	+41.1%	(876.1)	(592.6)	+47.8%
Income Recognition on account of the RTI – SE Res. No. 32/15	3,809.7	-	NA	1,421.1	-	NA
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	186.6	735.5	-74.6%	-	-	NA
Operating income	1,666.3	(915.7)	NA	545.0	(592.6)	NA
Finance income	58.2	182.1	-68.0%	20.6	33.8	-39.1%
Finance costs	(242.0)	(558.4)	-56.7%	(220.9)	(169.1)	+30.6%
Other financial results	(168.7)	(508.3)	-66.8%	(87.8)	(81.3)	+8.0%
Profit before tax	1,313.9	(1,800.4)	NA	256.8	(809.2)	NA
Income tax and minimum expected profit tax	(568.4)	74.3	NA	(117.4)	30.3	NA
Net income for the period	745.5	(1,726.0)	NA	139.4	(778.9)	NA
Attributable to:
Owners of the Company	290.5	(1,045.0)	NA	35.6	(429.5)	NA
Non-controlling interests	455.0	(681.0)	NA	103.8	(349.4)	NA

Adjusted EBITDA	1,306.6	(1,083.0)	NA	631.1	(390.4)	NA

•         During the third quarter of 2015, net sales rose by 4.8% compared to Q3 14, mainly due to higher electricity sales in GWh and to the application of ENRE Resolution No. 347/2012 by which Edenor collected an amount of AR$159.0 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 26.6% compared to the third quarter of 2014, mainly explained by a rise in operating, labor and third party costs. The electricity purchases increased 8.6% during Q3 15 compared to Q3 14.

•         Operating income increased by AR$1,137.5 million compared to Q3 14, mainly due to the application of SE Resolution No. 32/15, which accrued income on account of a future Integral Tariff Review for AR$1,421.1 million: AR$1,282.8 million additional income corresponding to the difference between tariff schedules and AR$138.3 million additional income from PUREE. Said increases were partially offset by higher operating costs.

•         Net financial results decreased by AR$71.5 million in the Q3 15, registering a loss of AR$288.2 million, mainly due to a higher interest payable for CAMMESA’s commercial debt and to higher losses from net exchange rate differences.

•         The adjusted EBITDA in Q3 15 for our distribution segment includes collections carried out by Edenor to its clients in concept late payment penalties for AR$10.7 million. The Adjusted EBITDA of the Q3 14 includes an adjustment for AR$127.5 million in concept of PUREE (previously recorded as a liability) and AR$11.6 million in late payment penalties.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.4 |  Analysis of Holding and Others Segment

	Nine-Month Period			3rd Quarter
Holding and Others Segment, Consolidated (AR$ million)	2015	2014	∆ %	2015	2014	∆ %
Sales revenue	629.8	279.2	+125.5%	293.6	119.8	+145.2%
Cost of sales	(391.5)	(125.9)	+210.9%	(201.2)	(62.7)	+220.9%
Gross profit	238.3	153.3	+55.4%	92.5	57.1	+62.0%
Selling expenses	(58.7)	(31.1)	+88.7%	(16.2)	(2.5)	NA
Administrative expenses	(136.9)	(118.2)	+15.8%	(38.5)	(43.6)	-11.9%
Other operating income	262.3	74.8	+250.8%	117.3	35.0	+235.1%
Other operating expenses	(48.0)	(25.1)	+91.2%	(11.5)	(1.5)	NA
Results for participation in associates	(1.7)	(0.3)	NA	(9.1)	1.7	NA
Operating income	255.3	53.3	NA	134.4	46.1	+191.7%
Finance income	24.7	17.5	+41.0%	12.5	8.4	+48.5%
Finance costs	(270.5)	(133.3)	+102.9%	(125.2)	(61.7)	+103.0%
Other financial results	455.3	979.1	-53.5%	(36.7)	488.4	NA
Profit before tax	464.8	916.7	-49.3%	(15.0)	481.2	NA
Income tax and minimum expected profit tax	(72.5)	(69.7)	+4.0%	(43.1)	(64.1)	-32.8%
Net income for the period	392.3	847.0	-53.7%	(58.0)	417.1	NA
Attributable to:
Owners of the Company	339.0	776.7	-56.4%	(82.5)	352.7	NA
Non-controlling interests	53.4	70.3	-24.1%	24.5	64.4	-61.9%

Adjusted EBITDA	491.1	149.4	+228.8%	221.0	63.8	+246.3%

•         During the third quarter of 2015, the gross margin from our holding and others segment rose by 62.0% compared to the Q3 14, mainly explained by higher gas sales from our association with YPF in the Rincón del Mangrullo Block (+173.2%) and the effect of the nominal exchange rate variation in our sales price, partially offset by a higher wells’ amortization costs, higher gas production and transportation costs and royalties, lower income from fees charged to our subsidiaries and higher labor costs.

•         Other operating income registered a AR$117.3 million profit mainly due to an increase in the additional compensation received through the Natural Gas Excess Injection Encouragement Program Resolution No. 1/2013.

•         Net financial results decreased by AR$584.5 million in the Q3 15 compared to the same period of 2014, registering a AR$149.4 million loss, mainly due to losses from net exchange rate differences, from holdings of financial instruments and interests in financial liabilities due to a higher indebtedness.

•         The adjusted EBITDA of our holding and others segment rose by AR$157.2 million in the Q3 15 compared to the same period of 2014 mainly due to higher sales volume and the effect of the exchange rate variation in our sales price. Moreover, the adjusted EBITDA does not consider the compensation agreement for certain executives and earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.5 |  Nine-Month Period Analysis by Subsidiary (AR$ Million)

	Nine-Month Period 2015				Nine-Month Period 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(15.8)	(30.4)	(2.0)	56.0%	(17.1)	(35.5)	4.2
Los Nihuiles	47.0%	(11.2)	(20.7)	42.0	47.0%	(4.3)	(20.4)	18.8
CPB	100.0%	67.1	126.1	27.0	100.0%	78.9	(10.9)	187.0
CTG	90.4%	137.1	169.1	88.1	90.4%	76.9	195.6	11.9
CTLL[1]	100.0%	565.4	1,016.8	173.6	100.0%	507.2	1,227.4	72.1
Other companies, adjustments & deletions[3]		19.8	(513.5)	(0.3)		(1.0)	(314.3)	(18.2)
Total Generation		762.4	747.4	328.4		640.7	1,042.0	275.8

Transmission Segment
Transener	26.3%	483.1	615.3	150.6	26.3%	501.6	845.2	40.7
Consolidation adjustment 50%[3]		(241.6)	(307.6)	(75.3)		(250.8)	(422.6)	(20.3)
Adjustments & deletions[3]		21.7	(23.2)	(29.9)		(3.0)	(21.4)	(12.6)
Total Transmission		263.2	284.5	45.4		247.8	401.2	7.7

Distribution Segment
Edenor[1]	51.5%	1,313.4	532.6	938.9	51.5%	(1,069.1)	1,245.2	(1,443.7)
EASA[1]	100.0%	9.4	1,208.7	(188.4)	100.0%	1.2	979.5	(277.2)
Adjustments & deletions[3]		(16.2)	(1,226.8)	(460.0)	50%	(15.2)	(898.8)	675.9
Total Distribution		1,306.6	514.4	290.5		(1,083.0)	1,325.9	(1,045.0)
		0	0	0		0	0	0
Holding & Others Segment
Pampa Energía (Stand-Alone)	100.0%	(29.7)	667.6	(154.5)	100.0%	(8.3)	548.9	(141.3)
Petrolera Pampa	49.7%	526.0	1,128.1	106.0	49.8%	162.3	226.9	140.3
Other companies & deletions[3]		(5.2)	(461.3)	387.5	100%	(4.6)	(540.1)	777.8
Total Holding & Others		491.1	1,334.4	339.0		149.4	235.7	776.7

Deletions		-	(284.5)	-		-	(401.2)	-
Total Consolidated Amounts to the Owners of the Company		2,823.4	2,596.2	1,003.3		(45.1)	2,603.6	15.2

Total Adjusted by Ownership		1,800.0	1,784.4	1,003.3		284.9	1,896.2	15.2

1 Non - consolidated amounts. 2 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	3rd Quarter 2015				3rd Quarter 2014
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	(10.5)	(30.4)	(4.4)	56.0%	(11.5)	(35.5)	(3.9)
Los Nihuiles	47.0%	(6.7)	(20.7)	11.2	47.0%	(3.6)	(20.4)	6.2
CPB	100.0%	(1.6)	126.1	(7.9)	100.0%	11.7	(10.9)	71.6
CTG	90.4%	40.4	169.1	41.0	90.4%	20.7	195.6	5.2
CTLL[1]	100.0%	167.7	1,016.8	34.5	100.0%	177.0	1,227.4	85.4
Other companies, adjustments & deletions[3]		(1.6)	(513.5)	(4.0)	100.0%	(2.8)	(314.3)	(2.5)
Total Generation		187.8	747.4	70.3		191.5	1,042.0	162.0

Transmission Segment
Transener	26.3%	132.4	615.3	33.1	26.3%	128.3	845.2	44.7
Consolidation adjustment 50%[3]		(66.2)	(307.6)	(16.6)	0.0%	(64.1)	(422.6)	(22.3)
Adjustments & deletions[3]		24.0	(23.2)	0.3	26%	(1.3)	(21.4)	(11.9)
Total Transmission		90.2	284.5	16.8		62.8	401.2	10.5

Distribution Segment
Edenor[1]	51.5%	634.8	532.6	214.1	51.5%	(388.7)	1,245.2	(720.9)
EASA[1]	100.0%	1.4	1,208.7	(73.0)	100.0%	2.9	979.5	(57.0)
Adjustments & deletions[3]		(5.1)	(1,226.8)	(105.5)	50%	(4.6)	(898.8)	348.3
Total Distribution		631.1	514.4	35.6		(390.4)	1,325.9	(429.5)

Holding & Others Segment
Pampa Energía (Stand-Alone)	100.0%	(11.6)	667.6	(57.4)	100.0%	(1.1)	548.9	(38.6)
Petrolera Pampa	49.7%	234.1	1,128.1	48.6	49.8%	66.4	226.9	128.5
Other companies & deletions[3]		(1.6)	(461.3)	(73.8)	100%	(1.4)	(540.1)	262.8
Total Holding & Others		221.0	1,334.4	(82.5)		63.8	235.7	352.7

Deletions		-	(284.5)	-		-	(401.2)	-
Total Consolidated Amounts to the Owners of the Company		1,130.0	2,596.2	40.3		(72.3)	2,603.6	95.6

Total Adjusted by Ownership		662.6	1,784.4	40.3		60.6	1,896.2	95.6

1 Non - consolidated amounts. 2 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 4 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s third quarter 2015 results on Thursday November 12, 2015 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Lida Wang, Chief of Investor Relations at Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2015

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.